UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Annual General Meeting Results of Powerbridge Technologies Co., Ltd.

At the annual general meeting of Powerbridge Technologies Co., Ltd. (the “Company”) held on September 5, 2023 at 3:00 a.m. Eastern Time (3:00 p.m. China standard time), at Advanced Business Park, 9th Fl, Bldg C2, 29 Lanwan Lane, Hightech District, Zhuhai, Guangdong 519080, China (the “Annual General Meeting”), the shareholders of the Company approved all resolutions presented to them, which would result in (i) a share consolidation of every eight (8) issued and unissued ordinary shares with par value of US$0.050 each in the Company’s issued and unissued share capital be consolidated into one (1) share with par value of US$ 0.40 (the “Share Consolidation”); (ii) an increase in the authorized share capital of the Company from US$50,000,000 divided into 125,000,000 shares of a nominal or par value of US$0.40 each, to US$200,000,000 divided into 500,000,000 shares of a nominal or par value of US$0.40 each (the “Share Capital Increase”); (iii) a dual-class share structure of Class A and Class B ordinary shares of the Company, with each Class A and Class B ordinary share ranking pari passu and having the same rights, preferences, privileges and restrictions, except that, voting as the same class, each Class B ordinary share is entitled to thirty (30) votes and each Class A ordinary is entitled one (1) vote (the “Dual-class Share Structure”); (iv) a re-designation of 2,000,000 shares of the 500,000,000 authorized shares as Class B ordinary shares and 498,000,000 shares of the 500,000,000 authorized shares as Class A ordinary shares; (v) a re-designation of the 243,903 shares (after giving effect to the Share Consolidation) held by Mr. Stewart Lor, CEO and Chairman of the Board of the Company, as Class B ordinary shares (together with item (iv), the “Share Re-designation”); and (vi) an adoption of the fifth amended and restated memorandum and articles of association in replace of the Company’s currently in effect fourth memorandum and articles of association to reflect the changes in connection with the Share consolidation, the Share Capital Increase, the Dual-class Share Structure and the Share Re-designation.

The full text of each resolution was included in the notice of the Annual General Meeting, which was filed with the Securities and Exchange Commission on Form 6-K on August 4, 2023.

The Company will implement and announce the effectiveness of the Share Consolidation afterwards. The Share Consolidation is primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum price per share of the Company’s ordinary shares.  Immediately after the Share Consolidation, each shareholder’s percentage ownership interest in the Company will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of ordinary shares will be substantially unaffected by the Share Consolidation. No fractional shares will be issued in connection with the Share Consolidation, but all such fractional shares shall be redeemed in cash for the fair value of such fractional share, such fair value being the closing price of the ordinary shares on a post-consolidation basis on the applicable trading market on the first trading date of the ordinary shares following the Share Consolidation. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 8, 2023

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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